EXHIBIT 99.8

Consent of Independent Registered Public Accounting Firm

To the Board of Directors TFI International Inc.

We consent to the use of our reports each dated February 19, 2025, with respect to the consolidated financial statements of TFI International Inc. which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2024 and 2023, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2024, which reports appear in the Annual Report on Form 40-F of TFI International Inc. for the year ended December 31, 2024.

/s/ KPMG LLP

Montréal, Canada

February 19, 2025

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.